[Janus Capital Letterhead]

September 14, 2018

Via EDGAR Correspondence

Ms. Deborah O’Neal

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	CLAYTON STREET TRUST (File No.: 811-23121) (the “Registrant”)
Preliminary Proxy Statements filed August 31, 2018

Dear Ms. O’Neal:

On behalf of the Registrant and its underlying series (each, a “Fund” and collectively, the “Funds”), this letter responds to comments to the preliminary proxy statement (the “Preliminary Proxy Statement”) filed by the Registrant on August 31, 2018, pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the “1940 Act”), that were provided by telephone to me on September 11, 2018 by the Staff of the Securities and Exchange Commission (the “Staff”). No revisions have been made to the Definitive Proxy Statement as the result of the Staff’s comments. The Staff’s comments, as we understand them, and the Registrants’ responses, are below.

1.	Staff Comment: Supplementally, please provide a narrative explanation for remedial efforts undertaken to prevent the occurrence of similar administrative oversight in the future.

Response: Janus Capital Management LLC (“Janus Capital”), as the Registrant’s administrator and investment adviser, has engaged in a thorough review of the historical facts and circumstances that resulted in the potential expiration of the Funds’ Rule 12b-1 Plan on or about March 5, 2017. Subsequent to this root-cause analysis, with the assistance of the Registrant’s fund and independent trustee counsel, Janus Capital engaged with the Registrant’s Board of Trustees regarding this matter and Janus Capital has undertaken efforts to review and revise its fund governance control documents, specifically including the Board Calendar Matrix, to ensure that the Registrant’s various statutory, regulatory and fiduciary obligations and associated timing for review are clearly established. As an additional safeguard, Janus Capital’s Board Calendar Matrix, as applicable to the Registrant, will on an ongoing quarterly basis be presented to the Registrant’s Nominating and Governance Committee.

2.	Staff Comment: Supplementally, please confirm that the requirements of Schedule 14A, Item 22(d) are met.

Response: The Registrant confirms that, to the best of its knowledge and understanding, the disclosure contained in the Definitive Proxy Statement meets the requirements of Schedule 14A, Item 22(d).

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Please call me at (303) 336-5065 with any questions or comments.

Respectfully,

/s/ James D. Kerr

James D. Kerr

Assistant Secretary

Enclosures (via EDGAR only)

cc:

Byron Hittle, Esq.

Eric Purple, Esq.

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